SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2009

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT

Exhibit	Description
1.1	Monthly Return of Equity Issuer on Movements in Securities for the month ended March 31, 2009 submitted by the Registrant on April 6, 2009 for publication by The Stock Exchange of Hong Kong Limited.

1.2	Announcement dated April 6, 2009 relating to connected and discloseable transactions of the Registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2009

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Christopher Foll
Christopher Foll
Chief Financial Officer

Exhibit 1.1

For Main Board and GEM listed issuers

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy):	31/3/2009

To: Hong Kong Exchanges and Clearing Limited

Name of Issuer	Hutchison Telecommunications International Limited
Date Submitted	6 April 2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code:	2332	Description:	Ordinary Share

	No. of ordinary shares	Par value (HK$)	Authorised share capital (HK$)
Balance at close of preceding month	10,000,000,000	0.25	2,500,000,000

Increase/(decrease)	NIL		NIL

Balance at close of the month	10,000,000,000	0.25	2,500,000,000

(2) Stock code:	N/A	Description:	N/A

	No. of ordinary shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month	N/A	N/A	N/A

Increase/(decrease)	N/A		N/A

Balance at close of the month	N/A	N/A	N/A

For Main Board and GEM listed issuers

2. Preference Shares

Stock code :	N/A	Description :	Preference Share

	No. of preference shares	Par value (US$)	Authorised share capital (US$)
Balance at close of preceding month	1,000,000	0.01	10,000

Increase/(decrease)	NIL		NIL

Balance at close of the month	1,000,000	0.01	10,000

3. Other Classes of Shares

Stock code :	N/A	Description :	N/A

	No. of other classes of shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month	N/A	N/A	N/A

Increase/(decrease)	N/A		N/A

Balance at close of the month	N/A	N/A	N/A

Total authorised share capital at the end of the month (State currency) :	Ordinary Shares: HK$2,500,000,000 Preference Shares: US$10,000

For Main Board and GEM listed issuers

II. Movements in Issued Share Capital

	No. of ordinary shares		No. of preference	No. of other classes
	(1)	(2)	shares	of shares
Balance at close of preceding month	4,814,346,208	N/A	NIL	N/A

Increase/ (decrease) during the month	NIL	N/A	NIL	N/A

Balance at close of the month	4,814,346,208	N/A	NIL	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares	Movement during the month				No. of new shares of issuer issued during the month pursuant	No. of new shares of issuer which may be issued pursuant thereto
issuable	Granted	Exercised	Cancelled	Lapsed	thereto	as at close of the month
1. Share

Option

Scheme

approved on

19/5/2005

Ordinary shares	NIL	NIL	NIL	NIL	NIL	4,383,334

(Note 1)

2. N/A

( / / )

shares	N/A	N/A	N/A	N/A	N/A	N/A

(Note 1)

3. N/A

( / / )

shares	N/A	N/A	N/A	N/A	N/A	N/A

(Note 1)
			Total A. (Ordinary shares)		NIL

			(Preference shares)		N/A

			(Other class)		N/A

Total funds raised during the month from exercise of options (State currency)			NIL

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A

	N/A	N/A	N/A	N/A	N/A	N/A
( / / )
Stock code (if listed)	N/A
Class of shares issuable (Note 1)	N/A
Subscription price	N/A
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

2. N/A

	N/A	N/A	N/A	N/A	N/A	N/A
( / / )
Stock code (if listed)	N/A
Class of shares issuable (Note 1)	N/A
Subscription price	N/A
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

3. N/A

	N/A	N/A	N/A	N/A	N/A	N/A
( / / )
Stock code (if listed)	N/A
Class of shares issuable (Note 1)	N/A
Subscription price	N/A
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

4. N/A

	N/A	N/A	N/A	N/A	N/A	N/A

( / / )
Stock code (if listed)	N/A
Class of shares issuable (Note 1)	N/A
Subscription price	N/A
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

			Total B.	(Ordinary shares)	N/A
			(Preference shares)		N/A
			(Other class)		N/A

For Main Board and GEM listed issuers

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A

	N/A	N/A	N/A	N/A	N/A	N/A

Stock code (if listed)	N/A

Class of shares issuable (Note 1)	N/A

Subscription price	N/A

EGM approval date
(if applicable)
(dd/mm/yyyy))	( / / )

2. N/A

	N/A	N/A	N/A	N/A	N/A	N/A

Stock code (if listed)	N/A

Class of shares issuable (Note 1)	N/A

Subscription price	N/A

EGM approval date
(if applicable)
(dd/mm/yyyy)	( / / )

3. N/A

	N/A	N/A	N/A	N/A	N/A	N/A

Stock code (if listed)	N/A

Class of shares issuable (Note 1)	N/A

Subscription price	N/A

EGM approval date
(if applicable)
(dd/mm/yyyy)	( / / )

4. N/A

	N/A	N/A	N/A	N/A	N/A	N/A

Stock code (if listed)	N/A

Class of shares issuable (Note 1)	N/A

Subscription price	N/A

EGM approval date
(if applicable)
(dd/mm/yyyy)	( / / )

		Total C. (Ordinary shares)			N/A

		(Preference shares)			N/A

		(Other class)			N/A

For Main Board and GEM listed issuers

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:		No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.	N/A

( / / )

	shares (Note 1)	N/A	N/A

2.	N/A

( / / )

	shares (Note 1)	N/A	N/A

3.	N/A

( / / )

	shares (Note 1)	N/A	N/A

	Total D. (Ordinary shares)	N/A

	(Preference shares)	N/A

	(Other class)	N/A

For Main Board and GEM listed issuers

Other Movements in Issued Share Capital

Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price :	State currency	N/A	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A ( / / ) ( / / )	N/A	N/A

2. Open offer	At price :	State currency	N/A	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A ( / / ) ( / / )	N/A	N/A

3. Placing	At price :	State currency	N/A	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A ( / / ) ( / / )	N/A	N/A

4. Bonus issue				Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A ( / / ) ( / / )	N/A	N/A

For Main Board and GEM listed issuers

Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
				Class of shares issuable (Note 1)	N/A
5. Scrip dividend	At price :	State currency	N/A	Issue and allotment date : (dd/mm/yyyy)	( / / )
				EGM approval date: (dd/mm/yyyy)	( / / )
						N/A	N/A

				Class of shares repurchased (Note 1)	N/A

6. Repurchase of shares				Cancellation date : (dd/mm/yyyy)	( / / )
				EGM approval date: (dd/mm/yyyy)	( / / )
						N/A	N/A

				Class of shares redeemed (Note 1)	N/A
7. Redemption of shares				Redemption date : (dd/mm/yyyy)	( / / )
				EGM approval date: (dd/mm/yyyy)	( / / )
						N/A	N/A

				Class of shares issuable (Note 1)	N/A

8. Consideration issue	At price :	State currency	N/A	Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )
						N/A	N/A

For Main Board and GEM listed issuers

Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation				Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A ( / / ) ( / / )	N/A	N/A

10. Other (Please specify)	At price :	State currency	N/A	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A ( / / ) ( / / )	N/A	N/A

Total E. (Ordinary shares)						N/A

(Preference shares)						N/A

(Other class)						N/A

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):					(1)	NIL

					(2)	N/A

Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):						NIL

Total increase /(decrease) in other classes of shares during the month (i.e. Total of A to E):						N/A

(These figures should be the same as the relevant figures under II above (“Movements in Issued Share Capital”).)

For Main Board and GEM listed issuers

Remarks (if any):

Submitted by:	Edith Shih

Title:	Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. State the class of shares (e.g. ordinary, preference or other).

2. If there is insufficient space, please append the prescribed continuation sheet.

Exhibit 1.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability) (Stock Code: 13) CONNECTED TRANSACTIONS	(Incorporated in the Cayman Islands with limited liability) (Stock Code: 2332) CONNECTED AND DISCLOSEABLE TRANSACTIONS

The HWL Directors and HTIL Directors jointly announce that after the trading hours on 3 April 2009, the HTIL Group entered into, amongst others (i) a conditional Hutchison Loan Agreement whereby HTLS, a wholly-owned subsidiary of HTIL, agrees to advance US$55 million (approximately HK$426.3 million) to Lucky Wealth; and (ii) a conditional agreement whereby Loudella, another wholly-owned subsidiary of HTIL, agrees to acquire the benefits of the shareholder loans of approximately US$91.4 million (approximately HK$708.4 million) made by PT Asia Mobile to HCPT, an indirect 65%-owned subsidiary of HTIL, at a consideration of US$1 (approximately HK$7.75).

PT Asia Mobile and Lucky Wealth are connected persons of HWL and of HTIL by virtue of being a substantial shareholder (in the case of PT Asia Mobile) or an associate of a substantial shareholder (in the case of Lucky Wealth) of HWL and HTIL.

The Transactions, on an aggregated basis, constitute (i) connected transactions for HWL which are subject to the announcement requirements of the Listing Rules, and (ii) connected and discloseable transactions for HTIL which are subject to the reporting, announcement and independent shareholders’ approval requirements of the Listing Rules. HTIL has obtained the written approval of the transactions contemplated under the Agreements from HTIHL and HTHL, both being indirect wholly owned subsidiaries of HWL and holders of approximately 60.4% in aggregate in nominal value of the securities giving the right to attend and vote at any general meeting of HTIL. HTIL has applied to the Stock Exchange for a waiver from the requirement to hold, and permission for the HTIL Independent Shareholders’ Approval of the transactions contemplated by the Agreements to be given in writing in lieu of holding, a general meeting of the HTIL Shareholders. A circular giving details of the Transactions, a letter from the HTIL Independent Board Committee and the opinion from IFA to the HTIL Independent Board Committee and the HTIL Independent Shareholders will be despatched to the HTIL Shareholders in accordance with the requirements of the Listing Rules.

The HWL Directors and HTIL Directors jointly announce that after the trading hours on 3 April 2009, the HTIL Group entered into the conditional Hutchison Loan Agreement and conditional Loan Assignment Cessie Agreement.

HUTCHISON LOAN AGREEMENT

Date:	3 April 2009

Parties:

Lucky Wealth, as Borrower

HTLS and/or any other person which has become a party in accordance with the relevant provisions of the Hutchison Loan Agreement, as Lender

PT Asia Mobile, as Guarantor

Pearl Charm, as Agent

Loan Amount:	US$55 million (approximately HK$426.3 million).

Maturity Date:	The twentieth anniversary of the date of the Hutchison Loan Agreement or if not a Business Day, then the first Business Day after such anniversary.

Interest Rate:	3 per cent. per annum.

Repayment:	Borrower shall repay the Hutchison Loan in full on the Maturity Date.

Guarantee:	Pursuant to the Hutchison Loan Agreement, the Guarantor undertakes to irrevocably and unconditionally guarantee the payment obligations of the Borrower under the Hutchison Loan Agreement.

Security:	Share charge over the issued share capital of the Borrower.

Conditions Precedent to delivery of a Utilisation Request:

(i)     HTIL obtaining the HTIL Independent Shareholders’ Approval of the entering into and performance of the Hutchison Loan Agreement by HTLS and Pearl Charm either at a general meeting of the HTIL Shareholders or in writing upon obtaining a waiver from compliance with the meeting requirement from the Stock Exchange; and

(ii)    customary conditions precedent including execution of all security documents set out in the Hutchison Loan Agreement and other terms and conditions customary of advances in the nature of the Loan.

Utilisation Request:	Borrower may only issue one utilisation request for US$55 million by delivery to the Agent of a duly completed utilisation request not later than 3 Business Days prior to the date on which the Hutchison Loan is to be made.

LOAN ASSIGNMENT CESSIE AGREEMENT

Date:	3 April 2009.

Parties:	PT Asia Mobile, as assignor Loudella , as assignee HCPT, as borrower

Assigned Loans:	an aggregate amount of around US$91.4 million (approximately HK$708.4 million) of shareholder loans from PT Asia Mobile to HCPT together with interest accrued. These shareholders loans were made pursuant to loan agreements entered into with HCPT on 14 November 2005, 15 March 2007 and 27 December 2007 respectively which are interest-free other than the loan first-referred to having a principal amount of US$19.2 million (approximately HK$150 million) and bearing interest at LIBOR plus 2% per annum.

Consideration:	US$1

Conditions Precedent:	Completion of the assignment of shareholders loan is conditional upon HTIL obtaining HTIL Independent Shareholders’ Approval of the entering into and performance of the Loan Assignment Cessie Agreement by Loudella and HCPT either at a general meeting of the HTIL Shareholders or in writing upon obtaining a waiver from compliance with the meeting requirement from the Stock Exchange.

Completion:	Assignment and transfer of the assigned loans shall be completed by PT Asia Mobile’s delivery to Loudella of the transfer notice in the agreed form on a date to be agreed by the parties.

OTHER AGREEMENTS

On 3 April 2009, for consideration of US$1.00, PT Asia Mobile agreed under the Share Option Deed to grant to HTLS the Share Option to purchase, and to require PT Asia Mobile to sell, the Option Shares exercisable by notice in writing at any time during a twenty-year period after the date of the Share Option Deed and on an unlimited number of occasions. The exercise of the Share Option is conditional upon any prior approvals from, registrations with or notifications to any government bodies in Indonesia, including BKPM and the Ministry of Communications, that may be legally required at the relevant time to effect the transfer of the Option Shares and upon obtaining HTIL Independent Shareholders’ Approval of the performance of the Share Option Deed by HTLS either at a general meeting of the HTIL Shareholders or in writing upon obtaining a waiver from compliance with the meeting requirement from the Stock Exchange. On full exercise of the Share Option, the aggregate exercise price payable is computed in accordance with a pre-agreed formulation. As security for due performance of PT Asia Mobile’s obligation under the Share Option Deed, a pledge over the Option Shares is granted in favour of HTLS. On any exercise of the Share Option by HTLS, HTIL will comply with any applicable and outstanding requirements prescribed by the Listing Rules prevailing at the time.

On 3 April 2009, PT Central Pertiwi irrevocably and unconditionally undertakes to HTLS that, during the term of the Share Option Deed, it will not, amongst others, transfer any of its shares in PT Asia Mobile or create any encumbrances over such shares in the absence of written consent from HTLS. As security for the due discharge of its obligations under such covenant, PT Central Pertiwi has granted a share pledge over its shares of PT Asia Mobile.

The existing shareholders of HCPT agree that on or about the date on which the Stock Exchange grants the waiver from compliance with the meeting requirement for obtaining the HTIL Independent Shareholders’ Approval for entering into and performance of the transactions contemplated under the Share Option Deed, amongst other things, HCPT shall have no rights and obligations under the HCPT Shareholders Agreement other than the provisions relating to confidentiality and regulatory matters, PT Asia Mobile may elect not to provide any additional funding required by HCPT from its shareholders or from third parties requiring shareholder support, and PT Asia Mobile together with its affiliates agree to provide certain non-compete covenants as are specified in the HCPT Amended and Restated Shareholders Agreement.

LISTING RULES IMPLICATIONS OF THE TRANSACTIONS

Each of PT Asia Mobile and Lucky Wealth is a connected person of HWL and HTIL by virtue of being a substantial shareholder (in the case of PT Asia Mobile) or an associate of a substantial shareholder (in the case of Lucky Wealth) of HWL and HTIL.

The Transactions, on an aggregated basis, constitute (i) connected transactions for HWL which are subject to announcement requirements of the Listing Rules, and (ii) connected and discloseable transactions for HTIL which are subject to the reporting, announcement and independent shareholders’ approval requirements of the Listing Rules. HTIL has obtained a written approval of the transactions contemplated under the Agreements from HTIHL and HTHL, both being indirect wholly owned subsidiaries of HWL and holders of approximately 54.42% and 5.94% in aggregate in nominal value of the securities giving the right to attend and vote at any general meeting of HTIL. HTIL has applied to the Stock Exchange for a waiver from the requirements to hold, and permission for the HTIL Independent Shareholders’ Approval of the transactions contemplated under the Agreements to be given in writing in lieu of holding, a general meeting of the HTIL Shareholders. The Circular giving details of the Transactions, a letter from the HTIL Independent Board Committee and the opinion from the IFA to the HTIL Independent Board Committee and the HTIL Independent Shareholders will be despatched to the HTIL Shareholders in accordance with the requirements of the Listing Rules.

REASONS FOR, AND BENEFITS OF, ENTERING INTO THE TRANSACTIONS

Each of the HWL Board and HTIL Board considers the Transactions to represent a good opportunity for the HTIL Group to acquire further loan interests and the long term right to increase its shareholding interest in HCPT on reasonably attractive commercial terms with a view to further creating and delivering value to the HTIL Shareholders while growing its emerging market operation.

Each of the HWL Board and HTIL Board, including the HWL Independent Non-Executive Directors and HTIL Independent Non-executive Directors, considers that each of the Transactions are entered into in the ordinary course of business of HTIL and the terms contained therein are normal commercial terms, which were arrived at after arm’s length negotiations between the parties having regard to all relevant factors including the potential future funding needs of HCPT. The HWL Board also considers the respective terms of the Agreements to be fair and reasonable and in the interests of HWL and the HWL shareholders taken as a whole. The HTIL Board (excluding the HTIL Independent Non-executive Directors who will be advised by the IFA according to the requirements of the Listing Rules) also considers the respective terms of the Agreements to be fair and reasonable and in the interests of HTIL and the HTIL Shareholders taken as a whole.

GENERAL INFORMATION OF THE CP GROUP INDONESIA

The CP Group Indonesia is one of the leading industrial groups in Indonesia with over 30 years of operational experience in the country, focusing on businesses such as agri-business, foods and telecommunications services. The CP Group Indonesia has a nationwide operation with more than 20,000 employees.

According to PT Central Pertiwi, it is a member of CP Group Indonesia, and is the legal and beneficial owner of 99.38% of the issued voting share capital in PT Asia Mobile, which is the legal and beneficial owner of the entire issued share capital of Lucky Wealth. The main business of each of PT Asia Mobile and Lucky Wealth is an investment holding company.

GENERAL INFORMATION OF THE HWL GROUP

The HWL Group operates and invests in five core businesses: ports and related services; property and hotels; retail; energy, infrastructure, finance & investments and others; and telecommunications.

GENERAL INFORMATION OF THE HTIL GROUP

The HTIL Group is a leading global provider of telecommunications services. It currently operates mobile and fixed telecommunications services in Hong Kong and operates or is rolling out mobile telecommunications in Macau, Israel, Thailand, Sri Lanka, Indonesia and Vietnam.

The audited net liability value of HCPT as at 31 December 2008 was IDR 708,419 million (approximately HK$480 million). Based on the audited financial statements of HCPT for the two financial years ended 31 December 2007 and 2008, the audited loss before and after taxation and extraordinary items of HCPT for the financial years ended 31 December 2007 and 2008 were IDR988,037 million (approximately HK$668 million) and IDR155,084 million (approximately HK$105 million) respectively.

In this announcement, the following expressions have the following meanings unless the context requires otherwise:-

DEFINITIONS

“ADS(s)”	American Depositary Share(s) issued by Citibank, N.A., each representing ownership of 15 Shares

“affiliate”	in relation to any person, a subsidiary or any holding company of such person or any other subsidiary of that holding company

“Agreements”	collectively, the Hutchison Loan Agreement, the Loan Assignment Cessie Agreement, and the Share Option Deed, and an “Agreement” means any one of them

“associate”	shall have the meaning ascribed to that term in the Listing Rules

“BKPM”	the central Capital Investment Coordinating Board or its successor

“Business Day”	a day as specified in the relevant Agreement

“CAC”	CAC Holdings (Netherlands) B.V., a company incorporated in the Netherlands, an indirect wholly owned subsidiary of HTIL and a party to the HCPT Amended and Restated Shareholders Agreement

“Circular”	the circular giving further details of the Transactions, the recommendation from the HTIL Independent Board Committee, the opinion from the IFA to the HTIL Independent Board Committee and the HTIL Independent Shareholders as required by the Listing Rules

“connected person”	shall have the meaning ascribed to that expression in the Listing Rules

“HCPT”	PT. Hutchison CP Telecommunications (formerly known as PT. Cyber Access Communications), a limited liability company incorporated in Indonesia, the holder of the first nationwide mobile telecommunications licence to operate mobile telephone services based on a combined 2G and 3G wireless network spectrum through the first open and competitive licensing process in Indonesia, and a 65%-held subsidiary of HTIL

“HCPT Amended and Restated Shareholders Agreement”	the agreement dated 3 April 2009 and made amongst PT Asia Mobile, CAC and HCPT amending and restating the parties respective rights and obligations as shareholders of HCPT under the HCPT Shareholders Agreement

“HCPT Shareholders Agreement”	the shareholders agreement dated 27 July 2005 and made amongst PT Asia Mobile, CAC and HCPT governing their relationship as shareholders of HCPT

“HCPT Shares”	share of nominal value Rp.100,000 each in the capital of HCPT

“holding company”	in relation to any person, an entity of which that person is a subsidiary

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“HTHL”	Hutchison Telecommunications Holdings Limited, a company incorporated in the British Virgin Islands, a wholly-owned subsidiary of HWL and holder of approximately 5.94% of nominal value of the HTIL Shares in issue

“HTIL”	Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose Shares are listed on the Main Board of the Stock Exchange (Stock Code: 2332) and whose ADSs are listed on New York Stock Exchange, Inc. (Ticker: HTX)

“HTIL Board”	the board of HTIL Directors

“HTIL Directors”	directors of HTIL

“HTIL Group”	HTIL and its subsidiaries

“HTIL Independent Board Committee”	an independent committee of the HTIL Board, comprising all the HTIL Independent Non-executive Directors, Messrs. Kwan Kai Cheong, John W. Stanton and Kevin Westley, established to give an opinion to the HTIL Independent Shareholders in relation to the terms of the Agreements and the transactions contemplated by or incidental to thereto

“HTIL Independent Shareholders”	in respect of any matter proposed to be approved by HTIL Shareholders, those who do not have any material interests in such matter other than by virtue of their shareholding in HTIL, which in the case of the Transactions, include HWL and its associates

“HTIL Independent Shareholders’ Approval”	the passing of the resolution by HTIL Independent Shareholders either on a poll at a general meeting or given in writing in lieu of holding a general meeting of the HTIL Shareholders upon obtaining the grant of a waiver from the Stock Exchange from the strict compliance with the meeting requirement for approving, confirming and ratifying, amongst others, the respective terms of the Agreements, the entering into of the Agreements by the relevant subsidiaries of HTIL and all the respective transactions contemplated by or incidental to the Agreements

“HTIL Share(s)”	ordinary share(s) of par value HK$0.25 each in the capital of HTIL

“HTIL Shareholder(s)”	holders of HTIL Shares from time to time

“HTIHL”	Hutchison Telecommunications Investment Holdings Limited, a company incorporated in the British Virgin Islands, a wholly-owned subsidiary of HWL and holder of approximately 54.42% of nominal value of the HTIL Shares in issue

“HTLS”	Hutchison Telecommunications (Luxembourg) S.àr.l., a company incorporated in Luxembourg and an indirect wholly-owned subsidiary of HTIL

“Hutchison Loan”	the loan made or to be made under the Hutchison Loan Agreement or the principal amount outstanding thereunder from time to time

“Hutchison Loan Agreement”	the agreement dated 3 April 2009 and entered into by Lucky Wealth as borrower, PT Asia Mobile as guarantor, HTLS as lender and Pearl Charm as agent in respect of the Hutchison Loan

“HWL”	Hutchison Whampoa Limited, a company incorporated in Hong Kong, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 13) and indirect holder of approximately 60.4% of HTIL

“HWL Board”	the board of HWL Directors

“HWL Directors”	directors of HWL

“HWL Group”	HWL and its subsidiaries

“IFA”	Somerley Limited, a corporation licensed to carry out business in type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and the independent financial adviser appointed to advise the HTIL Independent Board Committee and the HTIL Independent Shareholders in relation to the respective terms of the Agreements and transactions contemplated by or incidental to thereto

“Indonesia”	the Republic of Indonesia

“Listing Rules”	the Rules Governing the Listing of Securities on the Main Board of the Stock Exchange

“Loan Acquisition”	the proposed assignment of certain loans owing by HCPT to PT Asia Mobile pursuant to and in accordance with the Loan Assignment Cessie Agreement

“Loan Assignment Cessie Agreement”	the conditional agreement entered into by PT Asia Mobile as assignee, Loudella as assignor and HCPT as borrower for the Loan Acquisition

“Loudella”	Loudella Limited, a company incorporated in the British Virgin Islands, a party to the Loan Assignment Cessie Agreement and an indirect wholly owned subsidiary of HTIL

“Lucky Wealth” or “Borrower”	Lucky Wealth Success Ltd., a company incorporated in the British Virgin Islands, the borrower under the Hutchison Loan Agreement, and a connected person of HTIL

“Option Shares”	the 2,274,615 HCPT Shares and other interests and rights attaching thereto which are the subject of the Share Option Deed

“Pearl Charm” or “Agent”	Pearl Charm Limited, a company incorporated in the British Virgin Islands, the agent under the Hutchison Loan Agreement and an indirect wholly owned subsidiary of HTIL

“PT Asia Mobile” or “Guarantor”	PT. Asia Mobile, a company incorporated in Indonesia, holder of 35% HCPT Shares in issue, a party to the Share Option Deed, the guarantor under the Hutchison Loan Agreement and a connected person of HTIL

“PT Central Pertiwi”	PT. Central Pertiwi, a company incorporated in Indonesia, owner of 99.38% of the issued share capital of PT Asia Mobile and a connected person of HTIL

“Share Option”	the option over, inter alia, certain HCPT Shares conditionally granted by PT Asia Mobile to HTLS subject to and pursuant to the terms of the Share Option Deed

“Share Option Deed”	the deed dated 3 April 2009 and entered into by PT Asia Mobile and HTLS for the grant of the Share Option

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary”	has the meaning ascribed to that term in Listing Rule 1.01

“substantial shareholder”	has the meaning ascribed to that expression in Listing Rule 1.01

“Transactions”	the respective transactions contemplated under the Hutchison Loan Agreement, Loan Assignment Cessie Agreement, the Share Option Deed (including the exercise(s) of the Share Option pursuant to and in accordance with the terms and conditions of the Share Option Deed) and the HCPT Amended and Restated Shareholders Agreement

“HK$”	Hong Kong Dollars, the lawful currency for the time being of Hong Kong

“IDR.”	Indonesian Rupiah, the lawful currency for the time being of the Republic of Indonesia

“US$”	US Dollars, the lawful currency of the United States of America

For the purpose of this announcement and for reference only, exchange rates of US$1.00 to HK$7.75 and US$1.00 to IDR 11,455 are adopted.

By Order of the Board	By Order of the Board
HUTCHISON WHAMPOA	HUTCHISON TELECOMMUNICATIONS
LIMITED	INTERNATIONAL LIMITED

Edith Shih	Edith Shih
Company Secretary	Company Secretary

As at the date of this announcement, the HWL Directors are:

Executive Directors:	Independent Non-executive Directors:
Mr. LI Ka-shing (Chairman)	The Hon. Sir Michael David KADOORIE
Mr. LI Tzar Kuoi, Victor (Deputy Chairman)	Mr. Holger KLUGE
Mr. FOK Kin-ning, Canning	Mr. OR Ching Fai, Raymond
Mrs. CHOW WOO Mo Fong, Susan	Mr. WONG Chung Hin
Mr. Frank John SIXT
Mr. LAI Kai Ming, Dominic	Alternate Director:
Mr. KAM Hing Lam	Mr. William Elkin MOCATTA
(Alternate to The Hon. Sir Michael David Kadoorie)

Non-executive Directors:
Mr. George Colin MAGNUS Mr. William SHURNIAK

As at the date of this announcement, the HTIL Directors are:

Executive Directors: Mr. LUI Dennis Pok Man Mr. Christopher John FOLL Mr. CHAN Ting Yu (also Alternate to Mr. Lui Dennis Pok Man) Mr. WONG King Fai, Peter	Independent Non-executive Directors: Mr. KWAN Kai Cheong Mr. John W. STANTON Mr. Kevin WESTLEY

Non-executive Directors: Mr. FOK Kin-ning, Canning (Chairman) Mrs. CHOW WOO Mo Fong, Susan (also Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt) Mr. Frank John SIXT	Alternate Directors: Mr. WOO Chiu Man, Cliff (Alternate to Mr. Christopher John Foll) Mr. MA Lai Chee, Gerald (Alternate to Mr. Wong King Fai, Peter)

Hong Kong, 6 April 2009